September 24, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Thomas Jones Jay Ingram Heather Clark Martin James

Re:	Hennessy Capital Investment Corp. VI Registration Statement on Form S-1 File No. 333-254062

Ladies and Gentlemen:

Reference is made to that certain letter, filed as correspondence via EDGAR on September 23, 2021, in which Hennessy Capital Investment Corp. VI (the “Company”) requested the acceleration of the effective date of the above-referenced Registration Statement at 4:00 P.M., Washington, D.C. time, on September 27, 2021, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such Registration Statement be declared effective at this time and hereby withdraws the Company’s request for acceleration of the effective date.

Please contact Michael Heinz of Sidley Austin LLP at (312) 853-2071 or Jeff Wysong of Sidley Austin LLP at (312) 853-2039 with any questions you may have concerning this letter.

Very truly yours,

/s/ Nicholas A. Petruska
Nicholas A. Petruska
Chief Financial Officer Hennessy Capital Investment Corp. VI

cc:	Michael Heinz, Sidley Austin LLP Jeff Wysong, Sidley Austin LLP